FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For March 11, 2009
Commission File Number 0-50822
NWT URANIUM CORP.
(Translation of Registrant’s name into English)
70 York Street, Suite 1102, Toronto, Ontario, M5J 1S9, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒                           Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                           No  ☒

This Form 6-K consists of:
“NWT Uranium Corp. (TSXV: NWT; OTCBB: NWURF) (the “Corporation”) announces with great pleasure that Mr. David de Jongh Weill has been appointed as the Head of the Corporation’s Advisory Board.
Mr. Weill started his professional career with Salomon Brothers in 1983 in derivative products sales and trading. He subsequently became active in proprietary trading for Salomon Brothers in International Fixed Income and Foreign Exchange. He left Salomon in 1989 to develop an international proprietary trading activity with Greenwich Capital Markets. Thereafter, in 1992, Mr. Weill developed his own fund management activity with funds under management growing to over $1.2 billion. From 1998, he has focused on private equity investment, predominantly in natural resource and media and technology companies.
Mr. Weill has acquired considerable experience in proprietary trading in international financial markets, investment management, corporate finance, and corporate governance. He is a founder and partner of Chiliogon Partners LLP and also a non-executive director of Caledon Resources plc. Mr. Weill’s corporate and legal experience will be of great value to the Corporation.
Mr. Weill presently holds the following directorships in companies or partnerships:
Chairman Niger Uranium Limited
Kalahari Minerals plc
Caledon Overseas Holdings Limited
Caledon Resources Plc
CAN Media Limited
Chiliogon Limited
Chiliogon Partners LLP
Finelot Trading Company Limited
Hecta Media Inc.”

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ John P. Lynch
John P. Lynch
President and Chief Executive Officer

Date:   March 11, 2009